Exhibit 99.1

(1) Represents an option to purchase shares of Common Stock granted on June 26, 2010 to Ms. Fan pursuant to the Registrant’s 2009 Omnibus Securities and Incentive Plan.  The option to purchase shares of Common Stock vests according to the following schedule:

Number of Months Completed Since Date of Grant	% of Shares Vested and Exercisable
Less than 12	20%
12 but less than 24	40%
24 but less than 36	60%
36 but less than 48	80%
48 or more	100%